Exhibit 99.2

PartnerRe Ltd.
Financial Supplement
Financial Information
as at June 30, 2016
(unaudited)
The following financial supplement is provided to assist in your understanding of
PartnerRe Ltd.
This report is for information purposes only. It should be read in conjunction with documents filed with the SEC by PartnerRe Ltd.

PartnerRe Ltd.
Financial Supplement - June 30, 2016
Table of Contents

Page

Regulation G
Life Value in Force
Consolidated Financial Statements
Consolidated Statements of Operations	1-2
Condensed Consolidated Balance Sheets	3
Condensed Consolidated Statements of Cash Flows	4-5
Consolidated Statements of Comprehensive Income	6
Segment Information
For the three months ended June 30, 2016 and 2015	7-8
For the six months ended June 30, 2016 and 2015	9-10
Investments
Investment Portfolio	11
Distribution of Corporate Bonds	12
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains (Losses)	13-14
Loss Reserves
Analysis of Unpaid Losses and Loss Expenses	15-16
Analysis of Policy Benefits for Life and Annuity Contracts	17-18
Reserve Development	19-20
Natural Catastrophe Probable Maximum Losses (PMLs)	21
Reconciliation of GAAP and non-GAAP measures	22-26

PartnerRe Ltd.
Regulation G
In addition to the GAAP financial measures set forth in this Financial Supplement, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are important to investors, analysts, rating agencies and others who use the Company’s financial information and will help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. However, investors should consider these non-GAAP measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Earnings (Loss) available to PartnerRe Common Shareholders (Operating Earnings (Loss)), Operating Earnings (Loss), adjusted by transaction and severance costs, Annualized Operating Return on Average Common Shareholders' Equity (Annualized Operating ROE), Annualized Operating ROE, adjusted by transaction and severance costs, net income (loss), adjusted by transaction and severance costs, and annualized net income (loss) ROE, adjusted by transaction and severance costs: The Company uses Operating Earnings (Loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating Earnings (Loss) exclude the impact of net realized and unrealized gains and losses on investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee), net foreign exchange gains and losses, net of tax, loss on redemption of preferred shares and the interest in earnings (losses) of equity method investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee and where the Company does not control the investee’s activities), certain withholding taxes on intercompany dividends (included in other expenses) and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital (included in other expenses) and are calculated after preferred dividends. The Company calculates Annualized Operating ROE using Operating Earnings (Loss) for the period divided by the average common shareholders' equity outstanding for the period. Operating Earnings (Loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. Operating Earnings (Loss), adjusted by transaction and severance costs, Annualized Operating ROE, adjusted by transaction and severance costs, net income (loss) adjusted by transaction and severance costs, and annualized net income (loss) ROE, adjusted by transaction and severance costs, exclude the impact of transaction costs, related to the Company's merger and acquisition activity, and severance costs, related to the reorganization of its business units, investment operations and certain executive changes.
Tangible Book Value : The Company calculates Tangible Book Value using common shareholders' equity attributable to PartnerRe less goodwill and intangible assets, net of tax.
Total Capital: The Company calculates Total Capital as the sum of common shareholders' equity attributable to PartnerRe, preferred shares, long-term debt, senior notes and capital efficient notes. The Company uses Total Capital as a measure to manage the capital structure of the Company.

Basis of presentation: On March 18, 2016 EXOR acquired 100% ownership of the Company's common shares. Accordingly, all net income per share, operating earning per share and book value per share data for the current year and the prior year periods is no longer meaningful and has been excluded.. The Company also redefined its calculation of Annualized Operating ROE to be based on average common shareholders' equity, accordingly, all comparative data in this Financial Supplement have been recast.

PartnerRe Ltd.
Life Value In Force
The Company calculates Value in Force (VIF) for its Life portfolio, which represents the value of the Life portfolio that is not recognized in the Consolidated Balance Sheets prepared under generally accepted accounting principles in the United States (U.S. GAAP). Accordingly, there is no corresponding measure that is prepared in accordance with U.S. GAAP. Management believes that this is useful information for investors, analysts, rating agencies and others. The Life VIF calculation includes the business written in the Company’s Life and Health segment, except for the PartnerRe Health business.
The Company’s Life VIF calculation uses market consistent techniques, but primarily differs from a full Market Consistent Embedded Value (MCEV) calculation, as defined in the European Insurance CFO Forum MCEV principles, due to: (i) different methodologies used; and ii) the Life VIF is only a component of MCEV and, specifically, the tangible assets backing the liabilities are not considered in the Company’s calculation.
The Company’s Life VIF, which is calculated on a going concern basis, is the sum of:

•
present value of future profits - which is defined as the net present value of shareholders’ projected after-tax cash flows from the in-force business on a best-estimate assumption basis. The discount rates used reflect currency-specific market yields on zero coupon government bonds at given durations and are applied to projected deterministic cash flows and to calculate risk-free investment returns. The best-estimate is defined as median biometric assumptions and does not include any provision for adverse deviation. The Company attributes no value to future new business or renewals of short-term business. Allocated inflated-adjusted expenses are projected on a best estimate basis;

•
cost of non-hedgeable risks - which is defined as the cost of holding capital for non-hedgeable financial and non-hedgeable non-financial risks, such as a mortality deviation from shocks or changes in trends. The non-hedgeable risk capital has been determined using an internal economic capital model calibrated to a 99.6% Value at Risk (VaR) corresponding to a 1 in 250 year event;

•	frictional costs - which is defined as the cost of double taxation or investment management charges on assets backing required capital;

•
time value of options and guarantees (TVOG) - which is defined as the difference between the market value and the intrinsic value of the option calculated using stochastic techniques. The TVOG is significant to the guaranteed minimum death benefit (GMDB) portfolio where the Company covers death claims on savings plans, where the sum reinsured is the difference between the invested premium amount and the current fund value; and

•	cost of non-economic excess encumbered capital - which is defined as the cost of any encumbered capital in excess of economic capital required by local regulations.
Actuarial non-economic assumptions, such as current and future mortality, are based on the most recent experience available, combined with internal and industry benchmarks, including trend expectation where appropriate.
The Life VIF is sensitive to changes in assumptions. In particular, the Life VIF is sensitive to changes in yield curves that are used for discounting, changes in equity market value assumptions and implied volatilities.
The Company performs a detailed Life VIF calculation on an annual basis and performs a roll-forward approach on an interim quarterly basis.

PartnerRe Ltd.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	June 30,	March 31,
	2016	2016
Revenues
Gross premiums written	$1,380,927	$1,629,009
Net premiums written	$1,254,398	$1,500,718
(Increase) decrease in unearned premiums	(151)	(359,002)
Net premiums earned	1,254,247	1,141,716
Net investment income	101,182	102,987
Net realized and unrealized investment gains (losses)	191,941	167,193
Other income	3,467	4,840
Total revenues	1,550,837	1,416,736
Expenses
Losses and loss expenses and life policy benefits	982,855	714,268
Acquisition costs	283,534	282,974
Other expenses (1)	123,508	152,674
Interest expense	12,256	12,259
Amortization of intangible assets	6,587	6,588
Net foreign exchange (gains) losses	(35,666)	(2,074)
Total expenses	1,373,074	1,166,689
Income (loss) before taxes and interest in earnings (losses) of equity method investments	177,763	250,047
Income tax expense (benefit)	32,387	30,954
Interest in earnings (losses) of equity method investments	5,539	(3,467)
Net income (loss)	150,915	215,626
Net (income) loss attributable to noncontrolling interests	—	—
Net income (loss) attributable to PartnerRe	150,915	215,626
Preferred dividends	14,184	14,184
Net income (loss) attributable to PartnerRe common shareholders	$136,731	$201,442
Operating (loss) earnings attributable to PartnerRe common shareholders	$(65,624)	$44,238
Comprehensive income (loss) attributable to PartnerRe	$129,032	$235,717
(1) Includes certain transaction and severance costs. See page 23 for more detail.

PartnerRe Ltd.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the six months ended		For the year ended
	June 30,	June 30,	December 31,		December 31,
	2016	2015	2015		2014
Revenues
Gross premiums written	$3,009,936	$3,180,946	$5,547,525		$5,932,003
Net premiums written	$2,755,115	$2,975,519	$5,229,548		$5,719,884
(Increase) decrease in unearned premiums	(359,152)	(412,972)	39,630		(110,689)
Net premiums earned	2,395,963	2,562,547	5,269,178		5,609,195
Net investment income	204,170	224,823	449,784		479,696
Net realized and unrealized investment gains (losses)	359,134	(140,089)	(297,479)		371,796
Other income	8,307	4,528	9,144		16,190
Total revenues	2,967,574	2,651,809	5,430,627		6,476,877
Expenses
Losses and loss expenses and life policy benefits	1,697,123	1,586,198	3,157,420		3,462,770
Acquisition costs	566,508	559,254	1,217,003		1,213,822
Other expenses (1)	276,183	254,516	790,723		449,688
Interest expense	24,515	24,493	48,988		48,963
Amortization of intangible assets	13,175	13,535	26,593		27,486
Net foreign exchange (gains) losses	(37,740)	(6,756)	9,461		(18,201)
Total expenses	2,539,764	2,431,240	5,250,188		5,184,528
Income before taxes and interest in earnings of equity method investments	427,810	220,569	180,439		1,292,349
Income tax expense	63,341	65,821	79,664		239,506
Interest in earnings of equity method investments	2,072	4,795	6,375		15,270
Net income	366,541	159,543	107,150		1,068,113
Net income attributable to noncontrolling interests	—	(2,536)	(2,769)		(13,139)
Net income attributable to PartnerRe	366,541	157,007	104,381		1,054,974
Preferred dividends	28,367	28,367	56,735		56,735
Net income attributable to PartnerRe common shareholders	$338,174	$128,640	$47,646	—	$998,239
Operating (loss) earnings attributable to PartnerRe common shareholders	$(21,386)	$263,030	$658,472		$755,418
Comprehensive income attributable to PartnerRe	$364,749	$160,846	$55,181		$1,033,129
(1) Includes certain transaction and severance costs. See page 25 for more detail.

PartnerRe Ltd.
Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)

	June 30,		March 31,		December 31,		September 30,		June 30,		December 31,
	2016		2016		2015		2015		2015		2014
Assets
Total investments	$14,235,927		$13,836,705		$14,338,015		$14,475,450		$14,715,834		$15,299,764
Funds held - directly managed	572,366		579,571		539,743		595,677		594,870		608,853
Cash and cash equivalents	1,957,193		1,749,851		1,577,097		1,256,304		1,492,997		1,313,468
Accrued investment income	123,213		134,735		141,672		142,892		139,772		158,737
Reinsurance balances receivable	2,944,173		2,964,950		2,428,020		3,079,002		3,055,308		2,454,850
Reinsurance recoverable on paid and unpaid losses	389,132		300,731		282,916		329,834		342,074		246,158
Funds held by reinsured companies	744,511		685,564		657,815		671,572		688,358		765,905
Deferred acquisition costs	671,285		691,117		629,372		684,380		733,184		661,186
Goodwill	456,380		456,380		456,380		456,380		456,380		456,380
Intangible assets	119,836		126,423		133,011		139,301		146,069		159,604
Other assets	205,795		429,436		222,002		194,436		166,977		145,452
Total assets	$22,419,811		$21,955,463		$21,406,043		$22,025,228		$22,531,823		$22,270,357
Liabilities
Unpaid losses and loss expenses	$9,457,499		$9,331,087		$9,064,711		$9,522,225		$9,549,398		$9,745,806
Policy benefits for life and annuity contracts	2,046,248		2,089,055		2,051,935		2,123,028		2,087,369		2,050,107
Unearned premiums	2,121,659		2,086,332		1,644,757		1,934,360		2,207,674		1,750,607
Other reinsurance balances payable	284,241		293,342		246,089		288,402		234,175		182,395
Debt obligations	820,989		820,989		820,989		820,989		820,989		820,989
Other liabilities	666,115		424,473		674,611		558,875		550,075		616,042
Total liabilities	15,396,751		15,045,278		14,503,092		15,247,879		15,449,680		15,165,946
Total shareholders’ equity attributable to PartnerRe	7,023,060		6,910,185		6,900,501		6,775,137		7,079,926		7,048,910
Noncontrolling interests	—		—		2,450		2,212		2,217		55,501
Total shareholders’ equity	7,023,060		6,910,185		6,902,951		6,777,349		7,082,143		7,104,411
Total liabilities and shareholders’ equity	$22,419,811		$21,955,463		$21,406,043		$22,025,228		$22,531,823		$22,270,357
Capital Structure:
Senior notes (1)	$750,000	9%	$750,000	10%	$750,000	10%	$750,000	10%	$750,000	9%	$750,000	9%
Capital efficient notes (2)	63,384	1	63,384	1	63,384	1	63,384	1	63,384	1	63,384	1
Preferred shares, aggregate liquidation value	853,750	11	853,750	11	853,750	11	853,750	11	853,750	11	853,750	11
Common shareholders’ equity attributable to PartnerRe	6,169,310	79	6,056,435	78	6,046,751	78	5,921,387	78	6,226,176	79	6,195,160	79
Total Capital	$7,836,444	100%	$7,723,569	100%	$7,713,885	100%	$7,588,521	100%	$7,893,310	100%	$7,862,294	100%

(1)
PartnerRe Finance A LLC and PartnerRe Finance B LLC, the issuers of the senior notes, do not meet U.S. GAAP consolidation requirements. Accordingly, the Company shows the related intercompany debt of $250.0 million and $500.0 million, respectively, on its Condensed Consolidated Balance Sheets.

(2)
PartnerRe Finance II, the issuer of the capital efficient notes, does not meet U.S. GAAP consolidation requirements. Accordingly, the Company shows the related intercompany debt of $71.0 million on its Condensed Consolidated Balance Sheets.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended
	June 30,	March 31,
	2016	2016
Net cash provided by (used in) operating activities:
Underwriting operations	$(43)	$(5)
Investment income	130	132
Taxes and foreign exchange and other (1)	(59)	(35)
Net cash provided by (used in) operating activities	$28	$92

Net cash provided by (used in) operating activities	$28	$92
Net cash provided by (used in) investing activities	232	338
Net cash used in financing activities	(16)	(263)
Effect of foreign exchange rate changes on cash	(37)	6
Increase (decrease) in cash and cash equivalents	207	173
Cash and cash equivalents - beginning of period	1,750	1,577
Cash and cash equivalents - end of period	$1,957	$1,750

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the six months ended		For the year ended
	June 30,	June 30,	December 31,	December 31,
	2016	2015	2015	2014
Net cash (used in) provided by operating activities:
Underwriting operations	$(49)	$73	$265	$497
Investment income	262	292	554	606
Taxes and foreign exchange and other (1)	(94)	(108)	(500)	(250)
Net cash provided by operating activities	$119	$257	$319	$853
Net cash provided by operating activities	$119	$257	$319	$853
Net cash provided by (used in) investing activities	570	171	295	(250)
Net cash used in financing activities	(279)	(223)	(309)	(736)
Effect of foreign exchange rate changes on cash	(30)	(25)	(41)	(50)
Increase (decrease) in cash and cash equivalents	380	180	264	(183)
Cash and cash equivalents - beginning of period	1,577	1,313	1,313	1,496
Cash and cash equivalents - end of period	$1,957	$1,493	$1,577	$1,313

(1) Taxes, foreign exchange and other for the year ended December 31, 2015 include the amalgamation termination fee and reimbursement of expenses paid to Axis Capital of $315 million.

PartnerRe Ltd.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	June 30,	March 31,
	2016	2016
Net income (loss) attributable to PartnerRe	$150,915	$215,626
Change in currency translation adjustment	(22,997)	21,123
Change in net unrealized gains or losses on investments, net of tax	(207)	(203)
Change in unfunded pension obligation, net of tax	1,321	(829)
Comprehensive income (loss) attributable to PartnerRe	$129,032	$235,717

	For the six months ended		For the year ended
	June 30,	June 30,	December 31,	December 31,
	2016	2015	2015	2014
Net income attributable to PartnerRe	$366,541	$157,007	$104,381	$1,054,974
Change in currency translation adjustment	(1,874)	5,597	(46,055)	(8,892)
Change in net unrealized gains or losses on investments, net of tax	(410)	(431)	(860)	(886)
Change in unfunded pension obligation, net of tax	492	(1,327)	(2,285)	(12,067)
Comprehensive income attributable to PartnerRe	$364,749	$160,846	$55,181	$1,033,129

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

For the three months ended June 30, 2016
	North America	Global (Non-U.S.) P&C	Global Specialty	Catastrophe	Total Non-life segment	Life and Health segment	Corporate and Other	Total
Gross premiums written	$415	$129	$394	$147	$1,085	$296	$—	$1,381
Net premiums written	$399	$129	$382	$60	$970	284	$—	$1,254
Decrease (increase) in unearned premiums	2	33	(1)	(32)	2	(2)	—	—
Net premiums earned	$401	$162	$381	$28	$972	$282	$—	$1,254
Losses and loss expenses and life policy benefits	(284)	(143)	(246)	(66)	(739)	(244)	—	(983)
Acquisition costs	(106)	(44)	(108)	—	(258)	(25)	—	(283)
Technical result	$11	$(25)	$27	$(38)	$(25)	$13	$—	$(12)
Other income					1	2	—	3
Other expenses					(56)	(17)	(50)	(123)
Underwriting result					$(80)	$(2)	n/a	$(132)
Net investment income						14	87	101
Allocated underwriting result (1)						$12	n/a	n/a
Net realized and unrealized investment gains							192	192
Interest expense							(12)	(12)
Amortization of intangible assets							(7)	(7)
Net foreign exchange gains							36	36
Income tax expense							(32)	(32)
Interest in earnings of equity method investments							5	5
Net income							n/a	$151
Loss ratio (2)	70.6%	88.7%	64.6%	235.6%	76.0%
Acquisition ratio (3)	26.6	27.0	28.3	(1.8)	26.5
Technical ratio (4)	97.2%	115.7%	92.9%	233.8%	102.5%
Other expense ratio (5)					5.8
Combined ratio (6)					108.3%

(1)	Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

For the three months ended June 30, 2015
	North America	Global (Non-U.S.) P&C	Global Specialty	Catastrophe	Total Non-life segment	Life and Health segment	Corporate and Other	Total
Gross premiums written	$427	$143	$406	$122	$1,098	$334	$—	$1,432
Net premiums written	$401	$137	$400	$71	$1,009	$313	$—	$1,322
Decrease (increase) in unearned premiums	34	22	(26)	(27)	3	3	—	6
Net premiums earned	$435	$159	$374	$44	$1,012	$316	$—	$1,328
Losses and loss expenses and life policy benefits	(296)	(121)	(198)	10	(605)	(260)	—	(865)
Acquisition costs	(111)	(36)	(102)	(4)	(253)	(30)	—	(283)
Technical result	$28	$2	$74	$50	$154	$26	$—	$180
Other income					—	—	—	—
Other expenses					(55)	(16)	(59)	(130)
Underwriting result					$99	$10	n/a	$50
Net investment income						16	104	120
Allocated underwriting result (1)						$26	n/a	n/a
Net realized and unrealized investment losses							(256)	(256)
Interest expense							(12)	(12)
Amortization of intangible assets							(7)	(7)
Net foreign exchange losses							(6)	(6)
Income tax benefit							14	14
Interest in earnings of equity method investments							8	8
Net loss							n/a	$(89)
Loss ratio (2)	68.1%	75.9%	53.0%	(21.5)%	59.8%
Acquisition ratio (3)	25.4	23.2	27.2	8.2	25.0
Technical ratio (4)	93.5%	99.1%	80.2%	(13.3)%	84.8%
Other expense ratio (5)					5.5
Combined ratio (6)					90.3%

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

For the six months ended June 30, 2016
	North America	Global (Non-U.S.) P&C	Global Specialty	Catastrophe	Total Non-life segment	Life and Health segment	Corporate and Other	Total
Gross premiums written	$909	$404	$792	$317	$2,422	$588	$—	$3,010
Net premiums written	$880	$398	$715	$201	$2,194	$561	$—	$2,755
Increase in unearned premiums	(128)	(86)	(11)	(125)	(350)	(9)	—	(359)
Net premiums earned	$752	$312	$704	$76	$1,844	$552	$—	$2,396
Losses and loss expenses and life policy benefits	(482)	(267)	(431)	(69)	(1,249)	(448)	—	(1,697)
Acquisition costs	(214)	(89)	(198)	(1)	(502)	(65)	—	(567)
Technical result	$56	$(44)	$75	$6	$93	$39	$—	$132
Other income					2	4	2	8
Other expenses					(124)	(35)	(117)	(276)
Underwriting result					$(29)	$8	n/a	$(136)
Net investment income						28	176	204
Allocated underwriting result (1)						$36	n/a	n/a
Net realized and unrealized investment gains							359	359
Interest expense							(24)	(24)
Amortization of intangible assets							(13)	(13)
Net foreign exchange gains							38	38
Income tax expense							(63)	(63)
Interest in earnings of equity method investments							2	2
Net income							n/a	$367
Loss ratio (2)	64.0%	85.6%	61.2%	91.5%	67.7%
Acquisition ratio (3)	28.5	28.6	28.1	1.3	27.3
Technical ratio (4)	92.5%	114.2%	89.3%	92.8%	95.0%
Other expense ratio (5)					6.7
Combined ratio (6)					101.7%

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

For the six months ended June 30, 2015
	North America	Global (Non-U.S.) P&C	Global Specialty	Catastrophe	Total Non-life segment	Life and Health segment	Corporate and Other	Total
Gross premiums written	$900	$477	$833	$312	$2,522	$659	$—	$3,181
Net premiums written	$872	$468	$762	$247	$2,349	$626	$—	$2,975
Increase in unearned premiums	(98)	(135)	(23)	(145)	(401)	(12)	—	(413)
Net premiums earned	$774	$333	$739	$102	$1,948	$614	$—	$2,562
Losses and loss expenses and life policy benefits	(468)	(240)	(369)	(10)	(1,087)	(499)	—	(1,586)
Acquisition costs	(204)	(89)	(194)	(8)	(495)	(64)	—	(559)
Technical result	$102	$4	$176	$84	$366	$51	$—	$417
Other income					—	1	3	4
Other expenses					(107)	(31)	(116)	(254)
Underwriting result					$259	$21	n/a	$167
Net investment income						30	195	225
Allocated underwriting result (1)						$51	n/a	n/a
Net realized and unrealized investment losses							(140)	(140)
Interest expense							(25)	(25)
Amortization of intangible assets							(14)	(14)
Net foreign exchange gains							7	7
Income tax expense							(65)	(65)
Interest in earnings of equity method investments							5	5
Net income							n/a	$160
Loss ratio (2)	60.4%	72.0%	49.9%	9.9%	55.8%
Acquisition ratio (3)	26.4	26.8	26.3	7.6	25.4
Technical ratio (4)	86.8%	98.8%	76.2%	17.5%	81.2%
Other expense ratio (5)					5.5
Combined ratio (6)					86.7%

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars)
(Unaudited)

	June 30,			March 31,			December 31,			September 30,			June 30,			December 31,
	2016			2016			2015			2015			2015			2014
Investments:
Fixed maturities
U.S. government	$3,408		24%	$2,690		19%	$2,810		20%	$2,148		15%	$2,282		16%	$2,277		15%
U.S. government sponsored enterprises	104		1	105		1	63		—	48		—	53		—	39		—
U.S. states, territories and municipalities	801		6	780		5	778		5	760		5	682		5	531		3
Non-U.S. sovereign government, supranational and government related	1,307		9	1,197		9	1,333		9	1,288		9	1,492		10	1,976		13
Corporates	4,887		34	4,978		36	5,086		36	5,366		37	5,510		37	5,604		37
Mortgage/asset-backed securities	2,536		18	3,270		24	3,378		24	3,416		24	3,331		23	3,492		23
Total fixed maturities	13,043		92	13,020		94	13,448		94	13,026		90	13,350		91	13,919		91
Short-term investments	16		—	34		—	47		—	101		1	19		—	25		—
Equities	39		—	324		2	444		3	1,004		7	1,007		7	1,057		7
Other invested assets	1,138		8	459		4	399		3	345		2	340		2	299		2
Total investments	$14,236		100%	$13,837		100%	$14,338		100%	$14,476		100%	$14,716		100%	$15,300		100%
Cash and cash equivalents	1,957			1,750			1,577			1,256			1,493			1,313
Total investments and cash	$16,193			$15,587			$15,915			$15,732			$16,209			$16,613
Maturity distribution:
One year or less	$371		3%	$431		3%	$556		4%	$548		4%	$239		2%	$313		2
More than one year through five years	4,964		38	4,521		35	4,609		34	4,152		32	4,703		35	5,169		37
More than five years through ten years	3,391		26	3,224		25	3,342		25	3,433		26	3,642		27	3,719		27
More than ten years	1,797		14	1,608		12	1,610		12	1,578		12	1,454		11	1,251		9
Subtotal	10,523		81	9,784		75	10,117		75	9,711		74	10,038		75	10,452		75
Mortgage/asset-backed securities	2,536		19	3,270		25	3,378		25	3,416		26	3,331		25	3,492		25
Total	$13,059		100%	$13,054		100%	$13,495		100%	$13,127		100%	$13,369		100%	$13,944		100%
Credit quality by market value:
AAA	8%			11%			11%			10%			11%			11%
AA	51			47			47			44			44			46
A	14			15			15			19			19			19
BBB	20			20			20			18			18			16
Below Investment Grade/Unrated	7			7			7			9			8			8
	100%			100%			100%			100%			100%			100%
Expected average duration (1)	4.1	Yrs		4.0	Yrs		3.6	Yrs		3.5	Yrs		3.6	Yrs		3.7	Yrs
Average yield to maturity at market (1)	2.1%			2.4%			2.9%			2.8%			2.7%			2.4%
Average credit quality	A			A			A			A			A			A
 (1) Includes funds holding fixed income securities that are classified with equities under generally accepted accounting principles in the United States.

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars)
(Unaudited)

June 30, 2016
	Fair Value	Percentage to Total Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Finance	$951,350	19.5%	5.9%	0.8%
Consumer noncyclical	776,827	15.9	4.8	0.4
Consumer cyclical	477,703	9.8	3.0	0.4
Utilities	435,323	8.9	2.7	0.2
Industrials	426,110	8.7	2.6	0.2
Communications	423,846	8.7	2.6	0.4
Energy	423,846	8.7	2.6	0.3
Insurance	290,455	5.9	1.8	0.2
Technology	190,820	3.9	1.2	0.3
Real estate investment trusts	159,000	3.2	1.0	0.1
Basic materials	130,854	2.7	0.8	0.1
Catastrophe bonds	99,550	2.0	0.6	0.1
Government guaranteed corporate debt	53,351	1.1	0.3	0.3
Longevity and mortality bonds	45,187	0.9	0.3	0.2
Diversified	2,840	0.1	—	—
Total Corporate bonds	$4,887,062	100.0%	30.2%
Finance sector - Corporate bonds
Banks	$558,798	11.5%	3.4%
Investment banking and brokerage	273,525	5.6	1.7
Financial services	60,279	1.2	0.4
Commercial and consumer finance	44,335	0.9	0.3
Other	14,413	0.3	0.1
Total finance sector - Corporate bonds	$951,350	19.5%	5.9%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$35,788	$—	$249,337	$260,035	$13,638	$558,798
Investment banking and brokerage	—	—	20,499	251,841	1,185	273,525
Financial services	—	40,240	15,002	5,037	—	60,279
Commercial and consumer finance	—	—	8,650	35,685	—	44,335
Other	—	—	—	14,413	—	14,413
Total finance sector - Corporate bonds	$35,788	$40,240	$293,488	$567,011	$14,823	$951,350
% of total	4%	4%	31%	60%	1%	100%
Concentration of investment risk
The top 10 Corporate bond issuers account for 16.5% of the Company’s total corporate bonds. The single largest issuer accounts for 2.7% of the Company’s total Corporate bonds.

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	June 30,	March 31,
	2016	2016
Fixed maturities	$97,846	$103,817
Short-term investments, cash and cash equivalents	534	337
Equities	738	2,205
Funds held and other	8,252	6,417
Funds held - directly managed	2,488	2,827
Investment expenses	(8,676)	(12,616)
Net investment income (1)	$101,182	$102,987
Net realized investment gains (losses) on fixed maturities and short-term investments	$40,252	$(3,513)
Net realized investment (losses) gains on equities	(10,445)	10,239
Net realized gains (losses) on other invested assets	17,572	(32,599)
Change in net unrealized (losses) gains on other invested assets	(5,448)	3,112
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	145,410	211,916
Change in net unrealized investment gains (losses) on equities	1,781	(27,483)
Net other realized and unrealized investment gains (losses)	339	—
Net realized and unrealized investment gains (losses) on funds held - directly managed	2,480	5,521
Net realized and unrealized investment gains (losses)	$191,941	$167,193

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains (Losses)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the six months ended		For the year ended
	June 30,	June 30,	December 31,	December 31,
	2016	2015	2015	2014
Fixed maturities	$201,664	$212,368	$425,541	$443,414
Short-term investments, cash and cash equivalents	871	291	854	868
Equities	2,943	16,300	30,739	40,326
Funds held and other	14,669	13,850	27,406	33,192
Funds held - directly managed	5,315	6,154	11,676	13,841
Investment expenses	(21,292)	(24,140)	(46,432)	(51,945)
Net investment income (1)	$204,170	$224,823	$449,784	$479,696
Net realized investment gains on fixed maturities and short-term investments	$36,739	$64,455	$66,296	$120,734
Net realized investment (losses) gains on equities	(206)	52,217	137,609	98,733
Net realized losses on other invested assets	(15,027)	(21,479)	(33,317)	(20,686)
Change in net unrealized (losses) gains on other invested assets	(2,336)	(5,584)	844	(58,180)
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	357,326	(176,947)	(276,776)	228,781
Change in net unrealized investment (losses) gains on equities	(25,702)	(52,539)	(187,561)	2,605
Net other realized and unrealized investment gains (losses)	339	3,286	1,053	(3,624)
Net realized and unrealized investment gains (losses) on funds held - directly managed	8,001	(3,498)	(5,627)	3,433
Net realized and unrealized investment gains (losses)	$359,134	$(140,089)	$(297,479)	$371,796

(1)
Comparisons of net investment income between periods include the impact of foreign exchange variances. For the six months ended June 30, 2016, net investment income includes foreign exchange impacts of $(4.1) million compared to the six months ended June 30, 2015.

PartnerRe Ltd.
Analysis of Unpaid Losses and Loss Expenses
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	June 30,	March 31,
	2016	2016
Reconciliation of beginning and ending liability for unpaid losses and loss expenses:
Gross liability at beginning of period	$9,331,087	$9,064,711
Reinsurance recoverable at beginning of period	(192,877)	(189,234)
Net liability at beginning of period	9,138,210	8,875,477
Net incurred losses related to:
Current year	887,462	693,069
Prior years	(148,382)	(183,437)
	739,080	509,632
Change in reserve agreement (1)	—	28,224
Net losses paid	(592,489)	(370,469)
Effects of foreign exchange rate changes	(89,713)	95,346
Net liability at end of period	9,195,088	9,138,210
Reinsurance recoverable at end of period	262,411	192,877
Gross liability at end of period	$9,457,499	$9,331,087
Breakdown of gross liability at end of period:
Case reserves	$3,898,396	$3,780,317
Additional case reserves	192,861	215,238
Incurred but not reported reserves	5,366,242	5,335,532
Gross liability at end of period	$9,457,499	$9,331,087
Breakdown of gross liability at end of period by Non-life sub-segment:
North America	$3,297,840	$3,229,569
Global (Non-U.S.) P&C	2,109,428	2,101,538
Global Specialty	3,687,810	3,691,729
Catastrophe	362,421	308,251
Gross liability at end of period	$9,457,499	$9,331,087
Unrecognized time value of non-life reserves (2)	$283,361	$372,792
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	80.2%	72.7%
Non-life paid losses to net premiums earned ratio	61.0%	42.5%
(1) The change in the reserve agreement is due to adverse (favorable) development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value of non-life reserves represents the difference between the recorded gross/net liability for unpaid losses and loss expenses and the amount of gross/net liability for unpaid losses and loss expenses that would be recorded if the underlying unpaid losses and loss expenses were discounted. The unrecognized time value, or discount, in the non-life reserves is calculated by applying appropriate risk-free rates by currency and duration to the underlying unpaid losses and loss expenses.

PartnerRe Ltd.
Analysis of Unpaid Losses and Loss Expenses
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the six months ended		As at and for the year ended
	June 30,	June 30,	December 31,	December 31,
	2016	2015	2015	2014
Reconciliation of beginning and ending liability for unpaid losses and loss expenses:
Gross liability at beginning of period	$9,064,711	$9,745,806	$9,745,806	$10,646,318
Reinsurance recoverable at beginning of period	(189,234)	(214,349)	(214,349)	(267,384)
Net liability at beginning of period	8,875,477	9,531,457	9,531,457	10,378,934
Net incurred losses related to:
Current year	1,580,531	1,483,593	3,023,704	3,122,981
Prior years	(331,819)	(397,705)	(830,705)	(660,413)
	1,248,712	1,085,888	2,192,999	2,462,568
Change in reserve agreement (1)	28,224	13,108	(8,771)	(25,412)
Net losses paid	(962,958)	(1,005,253)	(2,422,603)	(2,798,549)
Effects of foreign exchange rate changes	5,633	(278,641)	(417,605)	(486,084)
Net liability at end of period	9,195,088	9,346,559	8,875,477	9,531,457
Reinsurance recoverable at end of period	262,411	202,839	189,234	214,349
Gross liability at end of period	$9,457,499	$9,549,398	$9,064,711	$9,745,806
Breakdown of gross liability at end of period:
Case reserves	$3,898,396	$3,960,022	$3,716,195	$4,236,038
Additional case reserves	192,861	220,023	190,183	253,890
Incurred but not reported reserves	5,366,242	5,369,353	5,158,333	5,255,878
Gross liability at end of period	$9,457,499	$9,549,398	$9,064,711	$9,745,806
Breakdown of gross liability at end of period by Non-life sub-segment:
North America	$3,297,840	$3,439,780	$3,147,079	$3,307,948
Global (Non-U.S.) P&C	2,109,428	2,053,451	2,009,523	2,175,965
Global Specialty	3,687,810	3,676,958	3,575,387	3,769,758
Catastrophe	362,421	379,209	332,722	492,135
Gross liability at end of period	$9,457,499	$9,549,398	$9,064,711	$9,745,806
Unrecognized time value of non-life reserves (2)	$283,361	$490,714	$508,269	$474,258
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	77.1%	92.6%	110.5%	113.6%
Non-life paid losses to net premiums earned ratio	52.2%	51.6%	59.7%	63.8%
(1) The change in the reserve agreement is due to adverse (favorable) development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value of non-life reserves represents the difference between the recorded gross/net liability for unpaid losses and loss expenses and the amount of gross/net liability for unpaid losses and loss expenses that would be recorded if the underlying unpaid losses and loss expenses were discounted. The unrecognized time value, or discount, in the non-life reserves is calculated by applying appropriate risk-free rates by currency and duration to the underlying unpaid losses and loss expenses.

PartnerRe Ltd.
Analysis of Policy Benefits for Life and Annuity Contracts
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	June 30,	March 31,
	2016	2016
Reconciliation of beginning and ending policy benefits for life and annuity contracts:
Gross liability at beginning of period	$2,089,055	$2,051,935
Reinsurance recoverable at beginning of period	(43,236)	(42,773)
Net liability at beginning of period	2,045,819	2,009,162
Net incurred losses related to:
Current year	246,732	219,450
Prior years	(2,957)	(14,814)
	243,775	204,636
Net losses paid	(219,005)	(187,881)
Effects of foreign exchange rate changes	(59,610)	19,902
Net liability at end of period	2,010,979	2,045,819
Reinsurance recoverable at end of period	35,269	43,236
Gross liability at end of period	$2,046,248	$2,089,055
Life value in force	$153,100	$191,800

PartnerRe Ltd.
Analysis of Policy Benefits for Life and Annuity Contracts
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the six months ended		As at and for the year ended
	June 30,	June 30,	December 31,	December 31,
	2016	2015	2015	2014
Reconciliation of beginning and ending policy benefits for life and annuity contracts:
Gross liability at beginning of period	$2,051,935	$2,050,107	$2,050,107	$1,974,133
Reinsurance recoverable at beginning of period	(42,773)	(29,495)	(29,495)	(7,022)
Net liability at beginning of period	2,009,162	2,020,612	2,020,612	1,967,111
Net incurred losses related to:
Current year	466,182	527,200	1,010,937	1,019,240
Prior years	(17,771)	(26,890)	(46,516)	(19,038)
	448,411	500,310	964,421	1,000,202
Net losses paid	(406,886)	(398,110)	(835,190)	(780,905)
Effects of foreign exchange rate changes	(39,708)	(72,195)	(140,681)	(165,796)
Net liability at end of period	2,010,979	2,050,617	2,009,162	2,020,612
Reinsurance recoverable at end of period	35,269	36,752	42,773	29,495
Gross liability at end of period	$2,046,248	$2,087,369	$2,051,935	$2,050,107
Life value in force	$153,100	$146,100	$204,300	$145,100

PartnerRe Ltd.
Reserve Development
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	June 30,	March 31,
	2016	2016
Prior year net favorable (adverse) reserve development:
Non-life segment:
North America	$52,463	$80,733
Global (Non-U.S.) P&C	(10,382)	23,282
Global Specialty	101,993	68,827
Catastrophe	4,308	10,595
Total Non-life net prior year reserve development	$148,382	$183,437
Non-life segment:
Net prior year reserve development due to changes in premiums	$(1,140)	$19,323
Net prior year reserve development due to all other factors (2)	149,522	164,114
Total Non-life net prior year reserve development	$148,382	$183,437
Non-life segment:
Short tail lines of business	$12,572	$67,056
Medium tail lines of business	62,775	36,180
Long tail lines of business	73,035	80,201
Total Non-life net prior year reserve development by tail (3)	$148,382	$183,437
Life and Health segment:
Net prior year reserve development due to GMDB (1)	$6,080	$3,536
Net prior year reserve development due to all other factors (2)	(3,123)	11,278
Total Life and Health net prior year reserve development	$2,957	$14,814

(1)
The guaranteed minimum death benefit (GMDB) reserves are sensitive to volatility in certain referenced global equity markets. At June 30, 2016, a 10% increase in the referenced global equity market would have decreased reserves by approximately $1.1 million, while a 10% decrease in the referenced global equity market would have increased reserves by approximately $1.5 million.

(2)	Net prior year reserve development due to all other factors includes, but is not limited to loss experience, changes in assumptions and changes in methodology.

(3)
Short tail lines of business include Agriculture, Proportional Motor, Property, Energy and Catastrophe. Medium tail lines of business include Aviation, Credit/Surety, Marine, Engineering and Multiline. Long tail lines of business include Casualty and Non Proportional Motor

PartnerRe Ltd.
Reserve Development
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the six months ended		For the year ended
	June 30,	June 30,	December 31,	December 31,
	2016	2015	2015	2014
Prior year net favorable (adverse) reserve development:
Non-life segment:
North America	$133,197	$126,237	$284,406	$250,942
Global (Non-U.S.) P&C	12,900	28,255	96,438	134,394
Global Specialty	170,819	219,720	434,244	257,696
Catastrophe	14,903	23,493	15,617	17,381
Total Non-life net prior year reserve development	$331,819	$397,705	$830,705	$660,413
Non-life segment:
Net prior year reserve development due to changes in premiums	$18,183	$(6,032)	$23,960	$(37,940)
Net prior year reserve development due to all other factors (2)	313,636	403,737	806,745	698,353
Total Non-life net prior year reserve development	$331,819	$397,705	$830,705	$660,413
Non-life segment:
Short tail lines of business	$79,628	$74,043	$195,367	$221,171
Medium tail lines of business	98,955	145,967	292,180	159,753
Long tail lines of business	153,236	177,695	343,158	279,489
Total Non-life net prior year reserve development by tail (3)	$331,819	$397,705	$830,705	$660,413
Life and Health segment:
Net prior year reserve development due to GMDB (1)	$9,616	$10,603	$11,610	$7,163
Net prior year reserve development due to all other factors (2)	8,155	16,287	34,906	11,875
Total Life and Health net prior year reserve development	$17,771	$26,890	$46,516	$19,038

(1)
The guaranteed minimum death benefit (GMDB) reserves are sensitive to volatility in certain referenced global equity markets. At June 30, 2016, a 10% increase in the referenced global equity market would have decreased reserves by approximately $1.1 million, while a 10% decrease in the referenced global equity market would have increased reserves by approximately $1.5 million.

(2)	Net prior year reserve development due to all other factors includes, but is not limited to loss experience, changes in assumptions and changes in methodology.

(3)
Short tail lines of business include Agriculture, Proportional Motor, Property, Energy and Catastrophe. Medium tail lines of business include Aviation, Credit/Surety, Marine, Engineering and Multiline. Long tail lines of business include Casualty and Non Proportional Motor.

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure (1)

		April 1, 2016		January 1, 2016		October 1, 2015		July 1, 2015		April 1, 2015
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$501		$580		$533		$533		$746
U.S. Northeast	Hurricane	598		701		708		708		925
U.S. Gulf Coast	Hurricane	502		596		577		577		787
Caribbean	Hurricane	154		180		174		174		177
Europe	Windstorm	375		461		544		544		561
Japan	Typhoon	178		195		195		195		201
California	Earthquake	476	$592	553	$699	469	$588	469	$588	637	$775
British Columbia	Earthquake	165	313	196	358	199	379	199	379	214	390
Japan	Earthquake	302	341	335	383	377	421	377	421	390	437
Australia	Earthquake	214	295	241	325	236	350	236	350	246	357
New Zealand	Earthquake	125	182	133	197	161	205	161	205	165	196

(1) The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, you must refer to the Company’s natural catastrophe PML information and definitions, see Business - Natural Catastrophe Probable Maximum Loss (PML) in Item 1 of Part 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2016 (2)	2016	2015	2015	2015
Reconciliation of GAAP and non-GAAP measures:
Beginning of period common shareholders' equity	$6,056,435	$6,046,751	$5,921,387	$6,226,176	$6,343,395
End of period common shareholders' equity	6,169,310	6,056,435	6,046,751	5,921,387	6,226,176
Average common shareholders' equity(1)	$6,112,873	$6,051,593	$5,984,069	$6,073,781	$6,284,786

Annualized return on average common shareholders' equity calculated with net income (loss) attributable to common shareholders	8.9%	13.3%	10.9%	(16.0)%	(6.6)%
Less:
Annualized net realized and unrealized investment gains (losses), net of tax, on average common shareholders' equity	10.6	9.8	(1.5)	(8.0)	(13.9)
Annualized net foreign exchange gains (losses), net of tax, on average common shareholders' equity	2.3	0.6	(0.2)	(1.0)	(0.3)
Annualized net interest in earnings (losses) of equity method investments, net of tax, on average common shareholders' equity	0.3	—	0.3	(0.2)	0.4
Annualized amalgamation termination fee and reimbursement of expenses, on average common shareholders' equity	—	—	—	(20.7)	—
Annualized operating return on average common shareholders' equity(1)	(4.3)%	2.9%	12.3%	13.9%	7.2%
Net income (loss) attributable to PartnerRe	$150,915	$215,626	$176,511	$(229,137)	$(88,909)
Less:
Net realized and unrealized investment gains (losses), net of tax	162,195	148,060	(22,757)	(121,764)	(217,224)
Net foreign exchange gains (losses), net of tax	35,669	9,643	(3,406)	(15,896)	(5,094)
Interest in earnings (losses) of equity method investments, net of tax	4,491	(499)	4,632	(2,244)	6,731
Amalgamation termination fee and reimbursement of expenses	—	—	—	(315,000)	—
Dividends to preferred shareholders	14,184	14,184	14,184	14,184	14,184
Operating earnings attributable to PartnerRe common shareholders	$(65,624)	$44,238	$183,858	$211,583	$112,494

(1) Average common shareholders' equity is calculated by using the sum of the beginning of period and end of period common shareholders' equity divided by two.

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	June 30,	June 30,
	2016 (2)	2015
Annualized return on average common shareholders' equity calculated with net income (loss) attributable to common shareholders	8.9%	(6.6)%
Add:
Transaction and severance related costs, net of tax	1.5	2.2
Annualized return on average common shareholders' equity calculated with net income (loss) attributable to common shareholders, adjusted by transaction and severance costs	10.4%	(4.4)%

Net income (loss) attributable to PartnerRe common shareholders	$136,731	$(103,093)
Add:
Transaction and severance related costs, net of tax (1)	21,678	34,208
Net income (loss) attributable to PartnerRe, adjusted by transaction and severance costs	$158,409	$(68,885)

Annualized operating return on average common shareholders' equity	(4.3)%	7.2%
Add:
Transaction and severance related costs, net of tax (1)	1.4	2.1
Annualized operating return on average common shareholders' equity, adjusted by transaction and severance costs	(2.9)%	9.3%

Operating (loss) earnings attributable to PartnerRe common shareholders	$(65,624)	$112,494
Add:
Transaction and severance related costs, net of tax (1)	21,678	34,208
Operating (loss) earnings attributable to PartnerRe common shareholders, adjusted by transaction and severance costs	$(43,946)	$146,702
(1) For the three months ended June 30,2016 and June 30, 2015, transaction and severance costs pre-tax, are $26.5 million and $34.2 million, respectively.

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollar (Unaudited)

	For the six months ended		For the year ended
	June 30,	June 30,	December 31,	December 31,
	2016	2015	2015	2014
Reconciliation of GAAP and non-GAAP measures:
Beginning of period common shareholders' equity	$6,046,751	$6,195,160	$6,195,160	$5,855,782
End of period common shareholders' equity	6,169,310	6,226,176	6,046,751	6,195,160
Average common shareholders' equity (1)	$6,108,031	$6,210,668	$6,120.956	$6,025,471

Annualized return on average common shareholders' equity calculated with net income attributable to common shareholders	11.1%	4.1%	0.8%	16.6%
Less:
Annualized net realized and unrealized investment gains (losses), net of tax, on average common shareholders' equity	10.2	(3.8)	(4.3)	4.8
Annualized net foreign exchange gains (losses), net of tax, on average common shareholders' equity	1.5	(0.7)	(0.7)	(0.8)
Annualized net interest in earnings of equity method investments, net of tax, on average common shareholders' equity	0.1	0.1	0.1	0.2
Annualized amalgamation termination fee and reimbursement of expenses, on average common shareholders' equity	—	—	(5.1)	—
Withholding tax on inter-company dividends, net of tax, on average common shareholders' equity	—	—	—	(0.1)
Annualized operating return on average common shareholders' equity (1)	(0.7)%	8.5%	10.8%	12.5%
Net income attributable to PartnerRe	$366,541	$157,007	$104,381	$1,054,974
Less:
Net realized and unrealized investment gains (losses), net of tax	310,255	(116,913)	(261,434)	286,252
Net foreign exchange gains (losses), net of tax	45,313	(20,896)	(40,198)	(45,883)
Interest in earnings of equity method investments, net of tax	3,992	3,419	5,806	8,577
Amalgamation termination fee and reimbursement of expenses	—	—	(315,000)	—
Withholding tax on inter-company dividends, net of tax	—	—	—	(6,125)
Dividends to preferred shareholders	28,367	28,367	56,735	56,735
Operating (loss) earnings attributable to PartnerRe common shareholders	$(21,386)	$263,030	$658,472	$755,418

(1) Average common shareholders' equity is calculated by using the sum of the beginning of period and end of period common shareholders' equity divided by two.

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollar (Unaudited)

	For the six months ended		For the year ended
	June 30,	June 30,	December 31,	December 31,
	2016	2015	2015	2014
Reconciliation of GAAP and non-GAAP measures:
Annualized return on average common shareholders' equity calculated with net income attributable to common shareholders	11.1%	4.1%	0.8%	16.6%
Add:
Transaction and severance related costs, net of tax	2.6	2.1	1.4	—
Annualized operating return on average common shareholders' equity calculated with net income attributable to common shareholders adjusted by transaction and severance, net of tax (1)	13.7%	6.2%	2.2%	16.6%

Net income attributable to PartnerRe common shareholders	$338,174	$128,640	$47,646	$998,239
Add:
Transaction and severance related costs, net of tax (1)	81,678	65,087	88,340	—
Net income attributable to PartnerRe, adjusted by transaction and severance costs	$419,852	$193,727	$135,986	$998,239

Annualized operating return on average common shareholders' equity	(0.7)%	8.5%	10.8%	12.5%
Add:
Transaction and severance related costs, net of tax (1)	2.7	2.1	1.4	—
Annualized operating return on average common shareholders' equity, adjusted by transaction and severance costs	2.0%	10.6%	12.2%	12.5%

Operating earnings attributable to PartnerRe common shareholders	$(21,386)	$263,030	$658,472	$755,418
Add:
Transaction and severance related costs, net of tax (1)	81,678	65,087	88,340	—
Operating earnings attributable to PartnerRe common shareholders	$60,292	$328,117	$746,812	$755,418
(1) For the six months ended June 30, 2016, the year ended December 31, 2015 and the six months ended June 30,2015, transaction and severance costs, pre-tax, are $92.3 million, $88.3 million and $65.1 million, respectively.

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	June 30,	March 31,	December 31,	September 30,	June 30,	December 31,
	2016	2016	2015	2015	2015	2014
Reconciliation of GAAP and non-GAAP measures:
Total shareholders’ equity	$7,023,060	$6,910,185	$6,902,951	$6,777,349	$7,082,143	$7,104,411
Less:
Preferred shares, aggregate liquidation value	853,750	853,750	853,750	853,750	853,750	853,750
Noncontrolling interests	—	—	2,450	2,212	2,217	55,501
Common shareholders’ equity attributable to PartnerRe	6,169,310	6,056,435	6,046,751	5,921,387	6,226,176	6,195,160
Less:
Goodwill	456,380	456,380	456,380	456,380	456,380	456,380
Intangible assets, net of tax	82,811	86,846	90,326	93,869	98,499	105,652
Tangible book value	$5,630,119	$5,513,209	$5,500,045	$5,371,138	$5,671,297	$5,633,128